SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 28, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated April 22, 2005 announcing the approval of a dividend, the ratification of the co-optation of Mr. Hirokatsu Hirano and Mr. Jean Laurent and the appointment of Mr. Bernard Hours as directors of the company at the Annual General Meeting of shareholders, and also the decision by the board of directors to cancel 4.6 million of treasury stocks.

GROUPE DANONE AGM – APRIL 22, 2005

The General Meeting of Groupe DANONE, held on April 22, 2005 has approved the proposed dividend of € 1.35 per share for the 2004 fiscal year.

The dividend of € 1.35 will be exclusively paid in cash as of May 17, 2005.

The General Meeting of shareholders has ratified the co-optation of Mr. Hirokatsu Hirano and Mr. Jean Laurent and appointed Mr. Bernard Hours, as Directors of the Company.

Furthermore, Groupe DANONE Board of Directors has decided, on April 22, 2005, pursuant to the authorization granted by the General Meeting held on the same day, to cancel 4.6 million of treasury stocks.

Following this operation, the authorized capital of Groupe DANONE is made of 263,495,520 shares and the company holds, directly or indirectly, 16,295,480 treasury stocks.

April 22, 2005

For further information :

Corporate Communication: +33 1 44 35 20 75 – Investor Relations Department: +33 1 44 35 20 76

GROUPE DANONE: 17, Boulevard Haussmann – 75009 Paris – Fax +33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: April 28, 2005	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer